UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

		Commission File Number:	333-137618

Covalence Specialty Materials Corp.

(Exact name of registrant as specified in its charter)
1 Crossroads Drive, Bldg. A, Third Floor,
Bedminster, NJ 07921
(908) 547-6061

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 1/4% Senior Subordinated Notes due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[X]	Rule 12h-3(b)(l)(i)	[X]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: Less than three hundred (300).

Pursuant to the requirements of the Securities Exchange Act of 1934, Covalence Specialty Materials
Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2007		COVALENCE SPECIALTY MATERIALS CORP.
By: Berry Plastics Holding Corporation, its
successor by merger

By: /s/Jeffrey Thompson
Name: Jeffrey Thompson
Title: Vice President and General Counsel